

July 9, 2015

Via Email
Rick L. Weller
Chief Financial Officer
Euronet Worldwide, Inc.
3500 College Boulevard
Leawood, Kansas 66211

> **Re: Euronet Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed April 30, 2015**
> **File No. 001-31648**

Dear Mr. Weller:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 1. Business

2014 Developments, page 5

1. We note on page 5 that you have entered into an agreement with Walmart to offer money transfer services called Walmart-2-Walmart. In future filings, please revise your disclosure to summarize the material terms of any such collaboration agreement, including whether the agreement is exclusive, material payment obligations, the duration, and material early termination provisions. Please also file the agreement as an exhibit.

<u>Item 8. Financial Statements and Supplemental Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 14. Valuation and Qualifying Accounts, page 96</u>

2. Please tell us, and revise future filings, to include an analysis of the age of the recorded trade receivables at the end of the reporting period that are past due as required by ASC 310-10-50-7A. See the guidance in ASC 310-10-55-9.

<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2015</u>

<u>Notes to the Unaudited Consolidated Financial Statements</u>

<u>Note 10. Income Taxes, page 15</u>

3. Your effective income tax expense has fluctuated from 26.4% at March 31, 2014 to an effective tax rate of 49.5% at March 31, 2015. Please provide in future interim filings the income tax expense disclosures required by Item 4.08(h) of Regulation S-X. Show us what your disclosure will look like in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or Michael Clampitt at (202) 551-3434 with any other questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Reviewing Accountant